Exhibit 4.1

AMENDMENT TO LINE OF CREDIT NOTE

AND CREDIT AGREEMENT

This Amendment to Line of Credit Note and Credit Agreement is dated as of the 30th day of December, 2008 and is by and between TII Network Technologies, Inc. (the “Borrower”) and JPMorgan Chase Bank, N.A. (the “Bank”) (the “Amendment”).

WHEREAS, on December 15, 2006 the Bank made available to the Borrower a revolving credit facility in the amount of $5,000,000 pursuant to a Credit Agreement dated December 15, 2006 between the Borrower and the Bank (the “Credit Agreement”) and evidenced by a Line of Credit Note dated December 15, 2006 from Borrower to Bank (the “Note”) and secured by a Continuing Security Agreement dated December 15, 2006 from the Borrower to the Bank (the “Security Agreement”) which was guaranteed pursuant to a Continuing Guaranty dated as of December 15, 2006 from TII Systems, Inc. to the Bank (the “Guaranty”) (the Credit Agreement, the Note, the Security Agreement, the Guaranty, and all other documents executed and delivered in connection therewith, collectively, the “Loan Documents”);

WHEREAS, the Borrower has requested that the Bank extend the maturity date set forth in the Note to which the Bank has agreed provided the Borrower enters into this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Borrower and the Bank hereby agree as follows:

1.         Capitalized terms not defined herein shall have the meaning set forth in the Note.

2.         The opening paragraph of the Note is hereby amended to read in its entirety as follows:

“Promise to Pay. On or before December 31, 2010, for value received, TII Network Technologies, Inc. (the “Borrower”) promises to pay to JPMorgan Chase Bank, N.A., whose address is 395 North Service Road, 3rd Floor, Melville, New York 11747 (the “Bank”) or order, in lawful money of the United States of America, the sum of Five Million and 00/100 Dollars ($5,000,000.00) or such lesser sum as is indicated on Bank records, plus interest as provided below.”

3.         The following definitions are hereby added and/or amended and restated as set forth below:

“Adjusted LIBOR Rate” means, with respect to a LIBOR Advance for the relevant Interest Period, the sum of the Applicable Margin plus the LIBOR Rate.

“Adjusted One Month LIBOR Rate” means, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the sum of (i) 2.50% per annum plus (ii) the quotient of (a) the interest rate determined by the Bank by reference to Reuters Screen LIBOR01, formerly known as Page 3750 of the Moneyline Telerate Service (together with any successor or substitute, the “Service”) or any successor or substitute page of the Service providing rate quotations comparable to those currently provided on such page of the Service, as determined by the Bank from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market to be the rate at approximately 11:00 a.m. London time, on such date or, if such date is not a Business Day, on the immediately preceding Business Day, for dollar deposits with a maturity equal to one (1) month divided by (b) one minus the Reserve Requirement (expressed as a decimal) applicable to dollar deposits in the London interbank market with a maturity equal to one (1) month.

“Advance” means a LIBOR Rate Advance or a CB Floating Rate Advance and “Advances” means all LIBOR Rate Advances and all CB Floating Rate Advances under this Note.

“Applicable Margin” means with respect to any CB Floating Rate Advance, 2.75% and with respect to any LIBOR Rate Advance, 4.50%.

“CB Floating Rate” shall mean a rate per annum equal to the Prime Rate, provided, that the CB Floating Rate shall never be less than the Adjusted One Month LIBOR Rate. Any change in the CB Floating Rate due to a change in the Prime Rate or the Adjusted One Month LIBOR Rate shall be effective from and including the effective date of such change in the Prime Rate or the Adjusted One Month LIBOR Rate, respectively.

“CB Floating Rate Advance” means any Advance under this Note when and to the extent that its interest rate is determined by reference to the CB Floating Rate.

“LIBOR Rate” means, with respect to the relevant Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the quotient of (a) the interest rate determined by the Bank by reference to Reuters Screen LIBOR01, formerly known as Page 3750 of the Service or any successor or substitute page of the Service providing rate quotations comparable to those currently provided on such page of the Service, as determined by the Bank from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market to be the rate at approximately 11:00 a.m. London time, on such date or, if such date is not a Business Day, on the immediately preceding Business Day, for dollar deposits with a maturity equal to the relevant Interest Period divided by (b) one minus the Reserve Requirement (expressed as a decimal) applicable to dollar deposits in the London interbank market with a maturity equal to the relevant Interest Period.

“Prime Rate” shall mean such rate of interest as is publicly announced by the Bank at its principal office from time to time as its prime rate. The Prime Rate is a variable rate and each change in the Prime Rate is effective from and including the date the change is announced as being effective. THE PRIME RATE IS A REFERENCE RATE AND MAY NOT BE THE BANK’S LOWEST RATE.

4.         The Section of the Note entitled “Interest Rates” is hereby amended to read in its entirety as follows:

“Interest Rates. The Advance(s) evidenced by this Note may be drawn down and remain outstanding as up to five (5) LIBOR Rate Advances and/or a CB Floating Rate Advance. The Borrower shall pay interest to the Bank on the outstanding and unpaid principal amount of each CB Floating Rate Advance at the CB Floating Rate plus the Applicable Margin and each LIBOR Rate Advance at the Adjusted LIBOR Rate. Interest shall be calculated on the basis of the actual number of days elapsed in a year of 360 days. In no event shall the interest rate applicable to any Advance exceed the maximum rate allowed by law. Any interest payment which would for any reason be deemed unlawful under applicable law shall be applied to principal.”

5.         The Section of the Note entitled “Principal Payments” is hereby amended to read in its entirety as follows:

“Principal Payments. All outstanding principal and interest is due and payable in full on December 31, 2010, which is defined herein as the “Principal Payment Date”.

6.         All references in the Sections of the Note entitled “Notice and Manner of Electing Interest Rates on Advances”, “Conversion and Renewals”, “Interest Payments”, “Default Rate of Interest”, “Prepayment”, “Illegality” and “Inability to Determine Interest Rate” to a Prime Rate Advance shall hereinafter refer to a “CB Floating Rate Advance”.

7.         Section 2(a) in the Section of the Note entitled “Events of Default/Acceleration” is hereby amended to read as follows: “(a) fails to observe or perform or otherwise violates any other term, covenant, condition, or agreement (i) contained in Section 4.5 of the Credit Agreement after ten (10) days prior notice or (ii) any of the Negative Covenants contained in Section 5 of the Credit Agreement, as may be amended or modified, dated December 15, 2006, between the Borrower and the Bank (the “Credit Agreement”);”

8.         Section 10 in the Section of the Note entitled “Events of Default/Acceleration” is hereby amended to read as follows: “Any judgment in excess of $500,000.00 is entered against the Borrower or any Guarantor, or any attachment, levy, or garnishment is issued against any property of the Borrower or any Guarantor.”

9.         Section 11 in the Section of the Note entitled “Events of Default/Acceleration” is hereby deleted.

10.       The following is hereby added to Section 1.2 of the Credit Agreement:

             “Facility Fee. The Borrower shall pay to the Bank on or prior to December 31, 2008, a facility fee equal to $5,000.00.”

11.       The following is hereby added to the end of Section 1.3 of the Credit Agreement:

“Notwithstanding anything to the contrary contained herein, the Bank will not fund against Eligible Inventory without the performance of a collateral audit and an appraisal of the Eligible Inventory, prepared at the Borrower’s expense, with all findings satisfactory to the Bank.”

12.       Section 5.2 K of the Credit Agreement is hereby amended to read in its entirety as follows:

“K.      Tangible Capital Funds. Permit as of any fiscal quarter end, its Tangible Capital Funds to be less than $35,300,000.00.”

13.       Section 8.14 of the Credit Agreement is hereby amended to read in its entirety as follows:

“8.14   Conflicting Terms. If this agreement is inconsistent with any provision in any other Related Documents, the Bank shall determine, in the Bank’s sole and absolute and reasonable discretion, which of the provisions shall control any such inconsistency.”

14.       The Borrower ratifies and reaffirms the Loan Documents and the Loan Documents, as hereby amended, shall remain in full force and effect.

15.       The Borrower represents and warrants that (a) the representations and warranties contained in the Credit Agreement are true and correct in all material respects as of the date of this Amendment, (b) no condition, at, or event which could constitute an event of default under the Credit Agreement, the Note or any other Loan Documents exists, and (c) no condition, event, act or omission has occurred, which, with the giving of notice or passage of time, would constitute an event of default under the Credit Agreement, the Note or any other Loan Document.

16.       The Borrower agrees to pay all fees and out-of-pocket disbursements incurred by the Bank in connection with this Amendment, including legal fees incurred by the Bank in the preparation, consummation, administration and enforcement of this Amendment.

17.       This Amendment shall become effective only after it is fully executed by the Borrower and the Bank.

18.       The Borrower acknowledges that as of the date of this Amendment it has no offsets with respect to all amounts owed by it to the Bank arising under or related to the Loan Documents on or prior to the date of this Amendment. The Borrower fully, finally and forever releases and discharges the Bank and its successors, assigns, directors, officers, employees, agents and representatives from any and all claims, causes of action, debts and liabilities, of whatever kind or nature, in law or in equity, whether now known or unknown to it, which it may have and which may have arisen in connection with the Loan Documents or the actions or omissions of the Bank related to the Loan Documents on or prior to the date hereof. The Borrower acknowledges and agrees that this Amendment is limited to the terms outlined above and shall not be construed as an agreement to change any other terms or provisions of the Loan Documents. This Amendment shall not establish a course of dealing or be construed as evidence of any willingness on the Bank’s part to grant other or future agreements, should any be requested.

19.       This Amendment is a modification only and not a novation. Except for the above-quoted modification(s), the Loan Documents, any loan agreements, credit agreements, reimbursement agreements, security agreements, mortgages, deeds of trust, pledge agreements, assignments, guaranties, instruments or documents executed in connection with the Loan Documents, and all the terms and conditions thereof, shall be and remain in full force and effect with the changes herein deemed to be incorporated therein. This Amendment is to be considered attached to the Loan Documents and made a part thereof. This Amendment shall not release or affect the liability of any guarantor of the Note or credit facility executed in reference to the Loan Documents or release any owner of collateral granted as security for the Loan Documents. The validity, priority and enforceability of the Loan Documents shall not be impaired hereby. To the extent that any provision of this Amendment conflicts with any term or condition set forth in the Loan Documents, or any document executed in conjunction therewith, the provisions of this Amendment shall supersede and control. The Bank expressly reserves all rights against all parties to the Loan Documents.

20.       This Amendment shall be governed and construed in accordance with the laws of the State of New York

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed as of the day and year first above written.

TII NETWORK TECHNOLOGIES, INC.

By:	/s/ Jennifer E. Katsch
Name:	Jennifer E. Katsch
Title:	Vice President - Finance and Chief Financial Officer

JPMORGAN CHASE BANK, N.A.

By:	/s/ Robert F. Eisen
Name:	Robert F. Eisen
Title:	Vice President